Exhibit 7

RATIO OF EARNINGS TO FIXED CHARGES
CRH GAAP		2017	2016 (i)	2015 (i)	2014 (i)	2013 (i)

		IFRS	IFRS	IFRS	IFRS	IFRS
Earnings:

Pre-tax income pre-Minority Interests	euro’m	1,867	1,620	920	677	(282)
Add back Share of JV Interest	euro’m	0	0	0	0	0
Deduct Share of Equity Investee PBIT - JVs	euro’m	0	0	0	0	0
Deduct Share of Equity Investee PAT - Associates	euro’m	(65)	(42)	(44)	(55)	44
Deduct Share of Equity Investee Loss on Asset Sale	euro’m	0	0	0	0	0
Add back Fixed Charges	euro’m	530	555	518	457	462
Distributed Income of Equity Investees	euro’m	31	40	53	30	33
Deduct Interest Capitalised	euro’m	0	0	0	0	0

	euro’m	2,363	2,173	1,447	1,109	257

Fixed charges:
Interest expensed	euro’m	300	337	334	308	323
Interest capitalised	euro’m	0	0	0	0	0
Estimated Interest element rental expense	euro’m	230	218	184	149	139

	euro’m	530	555	518	457	462

Ratio of earnings to fixed charges	CRH GAAP	4.5	3.9	2.8	2.4	0.6

(i)	Restated to show the results of our Americas Distribution segment in discontinued operations.